

Mail Stop 3720

May 23, 2017

Hans Rigendinger
Chief Executive Officer
SunVesta, Inc.
Seestrasse 97, Oberrienden
Switzerland CH - 8942

>   **Re: SunVesta, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2016**
>   **Filed March 17, 2017**
>   **File No. 0-28731**

Dear Mr. Rigendinger:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. Please comply with the following comment in future filings. Confirm in writing that you will do so and explain to us how you intend to comply.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2016

>   We note that you have not fully complied with the XBRL interactive data and tagging requirements in the Form 10-K as proscribed by Item 601(b)(101) of Regulation S-K. In future filings please provide the required detail tagging in compliance with 17 CFR 232.405(d)(4)(i). Refer to Release No. 33-9002.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Senior Staff Accountant, Inessa Kessman at 202-551-3371 or Accounting Branch Chief, Terry French at 202-551-3828 or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Terry French for

Carlos Pacho
Senior Assistant Chief Accountant
AD Office 11 – Telecommunications